ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-181598

Dated June 8, 2012

June 8, 2012

Ivanhoe Mines files final prospectus for rights offering

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company has filed the final prospectus outlining the details of a rights offering in which all existing shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares. The offering is expected to raise up to approximately US$1.8 billion in gross proceeds.

The rights offering is part of the comprehensive financing plan to continue the development of the Oyu Tolgoi Project, and was the subject of a memorandum of agreement with majority shareholder Rio Tinto on April 18, 2012. Certain terms of that agreement were amended on May 23, 2012.

Terms of the rights offering have been approved by the Ivanhoe Mines Board of Directors. The final prospectus has been filed with securities regulators in Canada and the United States. The rights have been admitted for trading by the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the NASDAQ Stock Market, which also will list the shares issued upon the exercise of the rights.

Rio Tinto has committed to take up its full basic subscription privilege under the rights offering with respect to its 51% shareholding in Ivanhoe, subject to certain conditions. Rio Tinto will also provide a standby commitment for the full amount of the US$1.8 billion rights offering, subject to certain conditions including the price of Ivanhoe’s common shares on the NYSE not falling below the subscription price at any time on or after the fifth business day before the expiry of the rights. Under the standby commitment, Rio Tinto is required to acquire any Ivanhoe common shares not taken up under the rights offering.

Consistent with international practice in rights offerings, each new common share of Ivanhoe Mines available for purchase by rights holders will be offered at a discount to the company’s current market price. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of deciding whether to participate and, by doing so, to maintain their existing levels of ownership. It means, for example, that an individual shareholder with a one per cent stake in Ivanhoe will be issued rights to buy a maximum number of new shares that would maintain that shareholder’s stake at one per cent following completion of the offering.

Key terms contained in the final prospectus for the rights offering include:

•	Each Ivanhoe Mines shareholder will receive one transferable right for each share of common stock owned as of June 19, 2012, the record date for the rights offering.

•	Every 20 rights will entitle the holder to purchase seven common shares of Ivanhoe Mines.

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Each holder may choose a subscription price of either US$ 7.00 per share or CDN$ 7.17 per share. The US and Canadian subscription prices represent a discount of approximately 32% to the closing prices of US$ 10.31 on the NYSE and CDN$ 10.62 on the TSX on June 7, 2012.

•	Approximately 260 million common shares are expected to be issued under the rights offering, which would represent approximately 35% of Ivanhoe’s current outstanding shares.

•	A rights-offering prospectus and rights certificate will be mailed to each shareholder of record on June 27, 2012, subject to applicable law.

•	The rights offering will be open for exercise for 21 days from the date of mailing to shareholders and will expire at 5:00 p.m. Eastern Standard Time (EST) on July 19, 2012.

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Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Ivanhoe Mines through the TSX, the NYSE or NASDAQ.

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Trading of the rights will begin on the TSX on June 14, 2012 and stop at noon (EST) on July 19, 2012. On the NYSE and NASDAQ, trading of the rights will begin June 14, 2012 and stop at the close of trading on July 18, 2012. The rights will be listed for trading on the TSX under the symbol IVN.RT. The rights will be admitted for trading on the NYSE and NASDAQ under the symbols IVN.WIRT and IVN.V, respectively, until regular way trading on the NYSE and NASDAQ begins. Once regular way trading starts, the rights will trade on the NYSE and NASDAQ under the symbols IVN.RT and IVN.R, respectively.

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Shareholders who do not exercise all of their rights will have their present ownership interests in Ivanhoe Mines reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines' shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Media Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering will be successfully completed in the future, statements regarding the gross proceeds expected to be raised thereby and the number and percentage of shares expected to be issued thereunder, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the final prospectus or in the company’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 1-604-688-5755.